Exhibit 21.2

Joseph T. Ryerson & Son, Inc.

Annual Report as of and for the years ended December 31, 2011, 2010 and 2009

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Joseph T. Ryerson & Son, Inc.

We have audited the accompanying consolidated balance sheets of Joseph T. Ryerson & Son, Inc. and Subsidiary Companies (“the Company”) as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2011, 2010 and 2009. These financial statements are the responsibility of management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows, for the years ended December 31, 2011, 2010 and 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois

March 9, 2012

JOSEPH T. RYERSON & SON, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions)

	Year Ended December 31,
	2011	2010	2009
Net sales	$4,555.0	$3,729.8	$2,951.4
Cost of materials sold	3,906.0	3,202.0	2,503.1

Gross profit	649.0	527.8	448.3
Warehousing, delivery, selling, general and administrative	515.3	484.2	468.6
Restructuring and other charges	10.9	12.0	—
Gain on sale of assets	—	—	(3.3)
Impairment charge on fixed assets	7.8	1.4	19.3
Pension and other postretirement benefits curtailment (gain) loss	—	2.0	(2.0)

Operating profit (loss)	115.0	28.2	(34.3)
Other expense:
Other income and (expense), net	5.6	(2.2)	(13.1)
Interest and other expense on debt	(1.3)	(2.3)	(2.6)
Interest (expense) income on related party loans, net	(25.3)	(8.6)	6.2

Income (loss) before income taxes	94.0	15.1	(43.8)
Charge (benefit) in lieu of income taxes	38.0	20.8	(12.6)

Net income (loss)	56.0	(5.7)	(31.2)
Less: Net income (loss) attributable to noncontrolling interest	1.5	0.2	(2.4)

Net income (loss) attributable to Joseph T. Ryerson & Son, Inc.	$54.5	$(5.9)	$(28.8)

See Notes to Consolidated Financial Statements.

JOSEPH T. RYERSON & SON, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2011	2010	2009
Operating Activities:
Net income (loss)	$56.0	$(5.7)	$(31.2)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	39.8	35.5	34.4
Deferred income taxes	16.5	66.3	(9.8)
Provision for allowances, claims and doubtful accounts	2.9	2.9	8.5
Restructuring and other charges	10.9	12.0	—
Gain on sale of property, plant and equipment and other assets	—	—	(3.3)
Impairment charge on fixed assets	7.8	1.4	19.3
Gain on bargain purchase	(5.8)	—	—
Pension and other postretirement benefits curtailment (gain) loss	—	2.0	(2.0)
Other items	1.8	(0.3)	6.0
Change in operating assets and liabilities, net of effects of acquisitions:
Receivables	(7.7)	(121.6)	148.0
Inventories	94.5	(159.0)	219.1
Related party receivable/payable	(376.8)	18.0	(13.7)
Other assets	2.2	4.5	(2.1)
Accounts payable	(63.5)	84.3	(1.0)
Accrued liabilities	(15.8)	(6.6)	(32.5)
Accrued taxes payable/receivable	2.5	(6.0)	(3.1)
Deferred employee benefit costs	(46.5)	(36.9)	(10.0)

Net adjustments	(337.2)	(103.5)	357.8

Net cash provided by (used in) operating activities	(281.2)	(109.2)	326.6

Investing Activities:
Acquisitions, net of cash acquired	(95.2)	(12.0)	—
Decrease in restricted cash	6.5	—	—
Capital expenditures	(35.2)	(23.6)	(19.7)
Loan to related party	(27.5)	(35.0)	—
Loan repayment from related parties	25.0	—	—
Proceeds from sales of property, plant and equipment	11.3	5.5	18.4
Other investments	(0.8)	—	—

Net cash used in investing activities	(115.9)	(65.1)	(1.3)

Financing Activities:
Repayment of debt	(6.5)	(10.6)	—
Proceeds/(Repayment) of related party borrowings	370.7	179.2	(296.6)
Net increase (decrease) in book overdrafts	17.0	6.6	(12.5)
Credit facility issuance costs	(1.6)	—	—
Dividends paid	—	(45.5)	(6.4)
Capital contribution from Parent	18.3	—	—

Net cash provided by (used in) financing activities	397.9	129.7	(315.5)

Net increase (decrease) in cash and cash equivalents	0.8	(44.6)	9.8
Effect of exchange rate changes on cash and cash equivalents	(1.0)	3.2	11.0

Net change in cash and cash equivalents	(0.2)	(41.4)	20.8
Cash and cash equivalents—beginning of period	47.1	88.5	67.7

Cash and cash equivalents—end of period	$46.9	$47.1	$88.5

Supplemental Disclosures
Cash paid (received) during the period for:
Interest paid to third parties	$0.8	$0.7	$0.6
Interest paid (received) to (from) related parties, net	23.0	(0.8)	4.8
Income taxes, net	2.4	(3.6)	0.7

See Notes to Consolidated Financial Statements.

JOSEPH T. RYERSON & SON, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

(In millions, except shares)

	At December 31,
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$46.9	$47.1
Receivables less provision for allowances, claims and doubtful accounts of $7.4 in 2011 and $7.1 in 2010	472.0	449.5
Related party note receivable (Note 8)	37.5	35.0
Related party receivable (Note 13)	270.4	—
Inventories (Note 3)	703.9	756.7
Prepaid expenses and other assets	17.6	23.0

Total current assets	1,548.3	1,311.3
Property, plant and equipment, net of accumulated depreciation (Note 4)	460.8	468.9
Related party long-term notes receivable (Note 8)	—	82.3
Deferred income taxes (Note 18)	61.8	72.0
Other intangible assets (Note 5)	62.0	16.0
Goodwill (Note 6)	96.7	72.2
Deferred charges and other assets	4.2	2.4

Total assets	$2,233.8	$2,025.1

Liabilities
Current liabilities:
Accounts payable	$221.3	$255.5
Related party payable (Note 13)	—	106.5
Accrued liabilities:
Salaries, wages and commissions	40.1	43.2
Deferred income taxes (Note 18)	115.1	121.2
Other accrued liabilities	46.7	32.9
Current portion of deferred employee benefits	15.2	15.8

Total current liabilities	438.4	575.1
Deferred employee benefits (Note 9)	502.9	482.3
Taxes and other credits	18.4	8.6
Related party long-term notes payable (Note 8)	288.4	—

Total liabilities	1,248.1	1,066.0

Commitments and contingencies (Note 10)

Equity
Joseph T. Ryerson & Son, Inc. stockholders’ equity:
Common stock, no par value; 1,000 shares authorized; 698 shares issued in 2011 and 2010 (Note 11)	—	—
Capital in excess of par value	1,034.6	1,016.3
Retained earnings	91.6	37.1
Accumulated other comprehensive loss	(179.2)	(132.2)

Total Joseph T. Ryerson & Son, Inc. stockholders’ equity	947.0	921.2
Noncontrolling interest	38.7	37.9

Total equity	985.7	959.1

Total liabilities and equity	$2,233.8	$2,025.1

See Notes to Consolidated Financial Statements.

JOSEPH T. RYERSON & SON, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In millions, except shares)

	Joseph T. Ryerson & Son, Inc. Stockholders
					Accumulated Other Comprehensive Income (Loss)
	Common Stock		Capital in Excess of Par Value	Retained Earnings	Foreign Currency Translation	Benefit Plan Liabilities	Noncontrolling Interest	Total
	Shares	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars
Balance at January 1, 2009	698	$—	$1,068.2	$71.8	$(37.5)	$(101.7)	$32.6	$1,033.4
Net loss	—	—	—	(28.8)	—	—	(2.4)	(31.2)
Dividends paid to parent	—	—	(6.4)	—	—	—	—	(6.4)
Foreign currency translation	—	—	—	—	23.0	—	5.7	28.7
Changes in unrecognized benefit costs (net of tax benefit of $7.7)	—	—	—	—	—	(11.1)	—	(11.1)

Balance at December 31, 2009	698	$—	$1,061.8	$43.0	$(14.5)	$(112.8)	$35.9	$1,013.4
Net loss	—	—	—	(5.9)	—	—	0.2	(5.7)
Dividends paid to parent	—	—	(45.5)	—	—	—	—	(45.5)
Foreign currency translation	—	—	—	—	7.1	—	1.8	8.9
Changes in unrecognized benefit costs (net of tax benefit of $7.1)	—	—	—	—	—	(12.0)	—	(12.0)

Balance at December 31, 2010	698	$—	$1,016.3	$37.1	$(7.4)	$(124.8)	$37.9	$959.1
Net income	—	—	—	54.5	—	—	1.5	56.0
Capital contribution	—	—	18.3	—	—	—	—	18.3
Foreign currency translation	—	—	—	—	(2.7)	—	(0.7)	(3.4)
Changes in unrecognized benefit costs (net of tax benefit of $22.3)	—	—	—	—	—	(44.3)	—	(44.3)

Balance at December 31, 2011	698	$—	$1,034.6	$91.6	$(10.1)	$(169.1)	$38.7	$985.7

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Statement of Accounting and Financial Policies

Business Description and Basis of Presentation. Joseph T. Ryerson & Son, Inc. (“JT Ryerson”) conducts materials distribution operations in the United States and in Canada through its majority-owned subsidiary Ryerson Canada, Inc., a Canadian corporation (“Ryerson Canada”). JT Ryerson is a wholly-owned subsidiary of Ryerson Inc. (“Ryerson”). JT Ryerson has an 80% ownership interest in Ryerson Canada in all periods presented. Unless the context indicates otherwise, JT Ryerson, together with its subsidiaries, is collectively referred to herein as “we,” “us,” “our,” or the “Company.” Ryerson Inc., a Delaware corporation, is a wholly-owned subsidiary of Ryerson Holding Corporation (“Ryerson Holding”).

On October 19, 2007, the merger (the “Platinum Acquisition”) of Rhombus Merger Corporation (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Ryerson Holding, with and into Ryerson, was consummated in accordance with the Agreement and Plan of Merger, dated July 24, 2007, by and among Ryerson, Ryerson Holding and Merger Sub (the “Merger Agreement”). Upon the closing of the Platinum Acquisition, Ryerson, including JT Ryerson, became wholly-owned direct and indirect subsidiaries of Ryerson Holding. Ryerson Holding is 99% owned by affiliates of Platinum Equity, LLC.

Principles of Consolidation. The Company consolidates entities in which it owns or controls more than 50% of the voting shares. All significant intercompany balances and transactions have been eliminated in consolidation. Additionally, variable interest entities that do not have sufficient equity investment to permit the entity to finance its activities without additional subordinated support from other parties or whose equity investors lack the characteristics of a controlling financial interest for which the Company is the primary beneficiary are included in the consolidated financial statements. There were no such variable entities that were required to be consolidated as of December 31, 2011 or 2010.

Use of Estimates. The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Equity Investments. Investments in affiliates in which the Company’s ownership is 20% to 50% are accounted for by the equity method. Equity income is reported in “other income and (expense), net” in the Consolidated Statements of Operations. Equity income during the year ended December 31, 2011 totaled $0.1 million and was zero in the years ended December 31, 2010 and 2009.

Revenue Recognition. Revenue is recognized in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605, “Revenue Recognition.” Revenue is recognized upon delivery of product to customers. The timing of shipment is substantially the same as the timing of delivery to customers given the proximity of the Company’s distribution sites to its customers. Revenue is recorded net of returns, allowances, customer discounts and incentives. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis.

Provision for allowances, claims and doubtful accounts. The Company performs ongoing credit evaluations of customers and sets credit limits based upon review of the customers’ current credit information and payment history. The Company monitors customer payments and maintains a provision for estimated credit losses based on historical experience and specific customer collection issues that the Company has identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. The Company cannot guarantee that the rate of future credit losses will be similar to past experience. Provisions for allowances and claims are based upon historical rates, expected trends and estimates of potential returns, allowances, customer discounts and incentives. The Company considers all available information when assessing the adequacy of the provision for allowances, claims and doubtful accounts.

Shipping and Handling Fees and Costs. Shipping and handling fees billed to customers are classified in “Net Sales” in our Consolidated Statement of Operations. Shipping and handling costs, primarily distribution costs, are classified in “Warehousing, delivery, selling, general and administrative” expenses in our Consolidated Statement of Operations. These costs totaled $92.1 million, $80.2 million and $71.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Benefits for Retired Employees. The Company recognizes the funded status of its defined benefit pension and other postretirement plans in the Consolidated Balance Sheets, with changes in the funded status recognized through accumulated other comprehensive income (loss), net of tax, in the year in which the changes occur. The estimated cost of the Company’s defined benefit pension plan and its postretirement medical benefits are determined annually after considering information provided by consulting actuaries. Key factors used in developing estimates of these liabilities include assumptions related to discount rates, rates of return on investments, future compensation costs, healthcare cost trends, benefit payment patterns and other factors. The cost of these benefits for retirees is accrued during their term of employment. Pensions are funded primarily in accordance with the requirements of the Employee Retirement Income Security Act (“ERISA”) of 1974 and the Pension Protection Act of 2006 into a trust established for the Ryerson Pension Plan. Costs for retired employee medical benefits are funded when claims are submitted. Certain salaried employees are covered by a defined contribution plan, for which the cost is expensed in the period earned.

Cash Equivalents. Cash equivalents reflected in the financial statements are highly liquid, short-term investments with original maturities of three months or less that are an integral part of the Company’s cash management portfolio. Checks issued in excess of funds on deposit at the bank represent “book” overdrafts and are reclassified to accounts payable. Amounts reclassified totaled $49.5 million and $32.5 million at December 31, 2011 and 2010, respectively.

Inventory Valuation. Inventories are stated at the lower of cost or market value. We use the last-in, first-out (“LIFO”) method for valuing our domestic inventories. We use the weighted-average cost method for valuing our foreign inventories.

Property, Plant and Equipment. Property, plant and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. The provision for depreciation in all periods presented is based on the following estimated useful lives of the assets:

Land improvements	20 years
Buildings	45 years
Machinery and equipment	15 years
Furniture and fixtures	10 years
Transportation equipment	6 years

Expenditures for normal repairs and maintenance are charged against income in the period incurred.

Goodwill. In accordance with FASB ASC 350, “Intangibles – Goodwill and Other” (“ASC 350”), goodwill is reviewed at least annually for impairment using a two-step approach. In the first step, the Company tests for impairment of goodwill by estimating the fair values of its reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to a market approach at the date of valuation. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair value of all other net tangible and intangible assets of the reporting unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performs its annual impairment testing during the fourth quarter and determined that there was no impairment in 2011.

Long-lived Assets and Other Intangible Assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized. Any related impairment loss is calculated based upon comparison of the fair value to the carrying value of the asset. Separate intangible assets that have finite useful lives are amortized over their useful lives. An impaired intangible asset would be written down to fair value, using the discounted cash flow method.

Deferred financing costs associated with the issuance of debt are being amortized using the effective interest method over the life of the debt.

Income Taxes. Deferred tax assets or liabilities reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The determination of the amount of a valuation allowance to be provided on recorded deferred tax assets involves estimates regarding (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, (3) the impact of tax planning strategies and (4) the ability to carry back deferred tax assets to offset prior taxable income. In assessing the need for a valuation allowance, the Company considers all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of ongoing tax planning strategies. The projections of future taxable income include a number of estimates and assumptions regarding volume, pricing, costs and industry cyclicality.

Significant judgment is required in determining income tax provisions and in evaluating tax positions. In the normal course of business, the Company and its subsidiaries are examined by various Federal, State and foreign tax authorities. The Company records the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company recognizes the benefit of tax positions when a benefit is more likely than not (i.e. greater than 50% likely) to be sustained on its technical merits. Recognized tax benefits are measured at the largest amount that is more likely than not to be sustained, based on cumulative probability, in final settlement of the position. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Foreign Currency. The Company translates assets and liabilities of its foreign subsidiaries, where the functional currency is the local currency, into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are translated at the average monthly exchange rates prevailing during the year.

For foreign currency transactions, the Company translates these amounts to the Company’s functional currency at the exchange rate effective on the invoice date. If the exchange rate changes between the time of purchase and the time actual payment is made, a foreign exchange transaction gain or loss results which is included in determining net income (loss) for the year. The Company recognized $0.5 million, $2.4 million and $14.8 million of exchange losses for the years ended December 31, 2011, 2010 and 2009, respectively. These amounts are primarily classified in “Other income and expense, net” in our Consolidated Statements of Operations.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-6, “Improving Disclosures About Fair Value Measurements” (“ASU 2010-6”), which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. ASU 2010-6 is effective for interim and annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for interim and annual periods beginning after December 15, 2010. We adopted the requirements within ASU 2010-6 as of January 1, 2010, except for the Level 3 reconciliation disclosures which we adopted as of January 1, 2011. The adoption did not have a material impact on our financial statements.

In December 2010, the FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This ASU updates ASC Topic 350, “Intangibles—Goodwill and Other” to amend the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. We adopted this guidance prospectively on January 1, 2011. The Company does not have any reporting units with zero or negative carrying amounts as of December 31, 2011.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations” to specify that if a company presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current period, occurred at the beginning of the comparable prior annual reporting period only. This guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We adopted this guidance prospectively on January 1, 2011. The adoption did not have a material impact on our financial statements.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 amends ASC 820, “Fair Value Measurements” (“ASC 820”), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. The revised guidance is effective for interim and annual periods beginning after December 15, 2011 and early application by public entities is prohibited. We do not expect this pronouncement to have a material effect on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). Under ASU 2011-05, entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two separate but consecutive statements. Under the single-statement approach, entities must include the components of net income, a total for net income, the components of other comprehensive income and a total for comprehensive income. Under the two-statement approach, entities must report an income statement and, immediately following, a statement of other comprehensive income. The amendments in ASU 2011-05 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively. The provisions for this pronouncement are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. We will adopt this pronouncement for our fiscal year beginning January 1, 2012. In December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-5”which deferred the requirement from the June 2011 guidance that related to the presentation of reclassification adjustments. The amendment will allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. The adoption of ASU 2011-05 is not expected to have a material effect on the Company’s consolidated financial statements, but requires a change in the presentation of the Company’s comprehensive income from the notes of the consolidated financial statements, where it is currently disclosed, to the face of the consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, “Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (“ASU 2011-08”). ASU 2011-08 allows an entity to make an initial qualitative evaluation, based on the entity’s events and circumstances, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The results of this qualitative assessment determine whether it is necessary to perform the currently required two-step impairment test. The new guidance also expands upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. We do not expect this pronouncement to have a material effect on our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-09, “Compensation – Retirement Benefits – Multiemployer Plans (Subtopic 715-80” (“ASU 2011-09”) to improve transparency and increase awareness of the commitments and risks involved with participation in multiemployer plans. The new accounting guidance requires employers participating in multiemployer plans to provide additional quantitative and qualitative disclosures to provide users with more detailed information regarding an employer’s involvement in multiemployer plans. The provisions of this new guidance are effective for annual periods beginning with fiscal years ending after December 15, 2011, with early adoption permitted. We have reviewed our level of participation in multiemployer plans and determined that the impact of adopting this guidance is not material to our financial statements.

Note 2: Acquisitions

Singer Steel Company

On March 14, 2011, the Company acquired all the issued and outstanding capital stock of Singer Steel Company (“Singer”). Singer is a full-service steel value-added processor with state-of-the-art processing equipment. We believe that Singer’s capabilities strongly enhance Ryerson’s offering in the Midwest and Northeast United States.

The fair value of the consideration totaled $23.6 million on the acquisition date, which consisted of the following:

Consideration
(In millions)
Cash	$20.0
Holdback (1)	3.6

Total	$23.6

(1)	Any remaining holdback amount not used for undisclosed obligations is payable to the seller within 18 months from the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The Company used a third-party valuation firm to estimate the fair values of the property, plant and equipment and intangible assets. Inventory was valued by the Company using acquisition date fair values of the metals.

At March 14, 2011
(In millions)
Cash	$0.3
Restricted cash	6.5
Accounts receivable	7.3
Inventory	16.3
Property, plant, and equipment	8.2
Intangible assets	4.3
Other assets	0.2

Total identifiable assets acquired	43.1

Current liabilities	11.4
Deferred tax liabilities	2.3

Total liabilities assumed	13.7

Net identifiable assets acquired	29.4
Bargain purchase	(5.8)

Net assets acquired	$23.6

The fair value of accounts receivables acquired is $7.3 million, with a gross amount of $7.8 million. The Company expects $0.5 million to be uncollectible.

Of the $4.3 million of acquired intangible assets, $2.2 million was assigned to customer relationships with a useful life of 7 years, $1.7 million was assigned to trademarks with a useful life of 5 years and $0.4 million was assigned to a license agreement with a useful life of 7 years.

The transaction resulted in a bargain purchase primarily due to the fair value of acquired intangible assets and higher inventory valuation related to rising metals prices. The gain is included in other income and (expense), net in the Statement of Operations. The Company has recognized $0.4 million in acquisition-related fees, which is included in warehousing, delivery, selling, general and administrative expenses.

Included in the 2011 financial results is $36.1 million of revenue and $7.2 million (includes the $5.8 million bargain purchase gain) of net income from Singer since the acquisition date.

Turret Steel

On December 9, 2011, the Company acquired all the issued and outstanding capital stock of Turret Steel Industries, Inc., Sunbelt-Turret Steel, Inc., Wilcox-Turret Cold Drawn, Inc., and Imperial Trucking Company, LLC (collectively, “Turret”). Turret is a premier distributor of Special Bar Quality Carbon and Alloy bar products. We believe that Turret’s product offerings strongly enhance Ryerson’s strategy of increasing its presence in long and fabricated products.

Ryerson acquired Turret for a cash purchase price of $79.0 million, plus assumption of approximately $6.5 million of debt on the acquisition date. A total of $1.7 million of the $79.0 million cash purchase price has been held back and will be paid to the seller within 120 days of the acquisition date. The terms of the agreement also include deferred cash consideration payouts, totaling a maximum of $36.0 million over a period of 5 years, which are contingent on the seller’s continued employment with Ryerson as well as the financial performance of Turret. The deferred cash consideration will be recognized as compensation expense and recorded as it is incurred over the five year period.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The Company used a third-party valuation firm to estimate the fair values of the property, plant and equipment and intangible assets. Inventory was valued by the Company using acquisition date fair values of the metals.

At December 9, 2011
(In millions)
Cash	$1.8
Accounts receivable	12.0
Inventory	26.7
Property, plant, and equipment	2.9
Intangible assets	44.5
Goodwill	25.1
Other assets	0.9

Total identifiable assets acquired	113.9

Current liabilities	16.8
Deferred tax liabilities	18.1

Total liabilities assumed	34.9

Net assets acquired	$79.0

The fair value of accounts receivables acquired is $12.0 million, with a gross amount of $12.3 million. The Company expects $0.3 million to be uncollectible.

Of the $44.5 million of acquired intangible assets, $27.2 million was assigned to customer relationships with useful lives between 7 and 11 years, $17.0 million was assigned to trademarks with a useful life of 20 years and $0.3 million was assigned to a covenants not to compete with a useful life of 7 years. The Company recognized $25.1 million of goodwill, reflecting management’s expected synergies.

The Company has recognized $0.4 million in acquisition-related fees, which is included in warehousing, delivery, selling, general and administrative expenses.

Included in the 2011 financial results is $5.6 million of revenue and $0.3 million of net income from Turret since the acquisition date.

The following unaudited pro forma information presents consolidated results of operations for the year ended December 31, 2011 and 2010 as if the acquisitions of Singer and Turret on March 14, 2011 and December 9, 2011, respectively, had occurred on January 1, 2010:

	Pro Forma
	Year Ended December 31,
	2011	2010
Net sales	$4,692.0	$3,865.4
Net income (loss) attributable to Joseph T. Ryerson & Son, Inc.	57.5	(4.0)

The 2011 supplemental pro forma net income (loss) was adjusted to exclude the $5.8 million bargain purchase gain realized in 2011 as it is a nonrecurring item.

On January 26, 2010, the Company acquired all of the issued and outstanding capital stock of Texas Steel Processing, Inc. (“TSP”), a steel plate processor based in Houston, Texas. The acquisition is not material to our consolidated financial statements.

On August 4, 2010, the Company acquired all of the issued and outstanding capital stock of SFI-Gray Steel Inc. (“SFI”), a steel plate processor based in Houston, Texas. The acquisition is not material to our consolidated financial statements.

Note 3: Inventories

Inventories were classified at December 31, 2011 and 2010 as follows:

	At December 31,
	2011	2010
	(In millions)
In process and finished products	$703.9	$756.7

If current cost had been used to value inventories, such inventories would have been $29 million higher than reported at December 31, 2011. If current cost had been used to value inventories, such inventories would have been $20 million lower than reported at December 31, 2010. Approximately 91% and 90% of inventories are accounted for under the LIFO method at December 31, 2011 and 2010, respectively. Non-LIFO inventories consist primarily of inventory at our foreign facilities using the weighted-average cost method. Substantially all of our inventories consist of finished products.

Note 4: Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31, 2011 and 2010:

	At December 31,
	2011	2010
	(In millions)
Land and land improvements	$99.9	$103.4
Buildings and leasehold improvements	181.9	187.0
Machinery, equipment and other	291.8	276.1
Construction in progress	9.4	2.1

Total	583.0	568.6
Less: Accumulated depreciation	(122.2)	(99.7)

Net property, plant and equipment	$460.8	$468.9

The Company recorded $7.8 million, $1.4 million and $19.3 million of impairment charges in 2011, 2010 and 2009, respectively, related to fixed assets. The impairment charge recorded in 2011 and 2010 related to certain assets held for sale in order to recognize the assets at their fair value less cost to sell in accordance with FASB ASC 360-10-35-43, “Property, Plant and Equipment – Other Presentation Matters.” Of the $19.3 million impairment charge recorded in 2009, $1.8 million related to certain assets that we determined did not have a recoverable carrying value based on the projected undiscounted cash flows and $17.5 million related to certain assets held for sale in order to recognize the assets at their fair value less cost to sell. The fair values of each property were determined based on appraisals obtained from a third party, pending sales contracts or recent listing agreements with third party brokerage firms. The Company had $10.0 million and $14.3 million of assets held for sale, classified within “Other current assets” as of December 31, 2011 and 2010, respectively.

Note 5: Intangible Assets

The following summarizes the components of intangible assets at December 31, 2011 and 2010:

	At December 31, 2011			At December 31, 2010
Amortized intangible assets	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(In millions)
Customer relationships	$45.7	$(5.5)	$40.2	$16.3	$(3.8)	$12.5
Developed technology / product know-how	1.9	(0.5)	1.4	1.9	(0.1)	1.8
Non-compete agreements	1.4	(0.3)	1.1	1.1	(0.1)	1.0
Trademarks	19.5	(0.5)	19.0	0.8	(0.1)	0.7
Licenses	0.4	(0.1)	0.3	—	—	—

Total intangible assets	$68.9	$(6.9)	$62.0	$20.1	$(4.1)	$16.0

Amortization expense related to intangible assets for the years ended December 31, 2011, 2010 and 2009 was $2.8 million, $1.6 million and $1.1 million, respectively.

Other intangible assets are amortized over a period between 5 and 13 years. Estimated amortization expense related to intangible assets at December 31, 2011, for each of the years in the five year period ending December 31, 2016 and thereafter is as follows:

Estimated Amortization Expense
(In millions)
For the year ended December 31, 2012	$5.9
For the year ended December 31, 2013	5.9
For the year ended December 31, 2014	5.9
For the year ended December 31, 2015	5.5
For the year ended December 31, 2016	4.7
For the years ended thereafter	34.1

Note 6: Goodwill

The following is a summary of changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010:

Carrying Amount
(In millions)
Balance at January 1, 2010	$69.9
Acquisitions and adjustments to purchase price	1.9
Changes due to foreign currency translation	0.4

Balance at December 31, 2010	$72.2
Acquisitions and adjustments to purchase price	24.7
Changes due to foreign currency translation	(0.2)

Balance at December 31, 2011	$96.7

In 2010, the Company recognized $5.9 million of goodwill related to the TSP and SFI acquisitions. The goodwill balance for TSP, $3.1 million, is not deductible for income tax purposes. The goodwill balance for SFI, $2.8 million, is deductible for income tax purposes. The Company made adjustments to the purchase price of $4.0 million during the year ended December 31, 2010.

In 2011, the Company recognized $25.1 million of goodwill related to the Turret acquisition, which is not deductible for income tax purposes. The Company made purchase price adjustments of $0.4 million during the year ended December 31, 2011.

Note 7: Restructuring and Other Charges

The following summarizes restructuring accrual activity for the years ended December 31, 2011, 2010 and 2009:

	(In millions)	(In millions)	(In millions)
	Employee Related Costs	Tenancy and Other Costs	Total Restructuring Costs
	(In millions)
Balance at January 1, 2009	$6.2	$1.5	$7.7
Adjustment to plan liability	—	(0.3)	(0.3)
Cash payments	(6.1)	(0.3)	(6.4)
Reclassifications	0.4	(0.4)	—
Reduction to reserve	(0.1)	—	(0.1)

Balance at December 31, 2009	$0.4	$0.5	$0.9
Restructuring charges	12.5	—	12.5
Cash payments	(0.6)	(0.4)	(1.0)
Adjustments for pension and other post-retirement termination non-cash charges	(12.1)	—	(12.1)
Reclassifications	(0.1)	0.1	—

Balance at December 31, 2010	$0.1	$0.2	$0.3
Restructuring charges	10.9	—	10.9
Cash payments	(5.2)	(0.2)	(5.4)
Adjustments for pension and other post-retirement termination non-cash charges	(1.4)	—	(1.4)

Balance at December 31, 2011	$4.4	$—	$4.4

2011

In October 2011, the Company implemented a reorganization plan that reduced headcount by 231 employees resulting in a restructuring charge of $9.6 million recorded in the fourth quarter. The Company reduced headcount in a continued effort to decentralize functions to its regions as well as to execute management’s strategy of focusing on long and fabricated product sales. The charge consists of restructuring expenses of $8.2 million for employee-related costs, primarily severance, and additional non-cash pensions and other post-retirement benefit costs totaling $1.4 million. In the fourth quarter of 2011, the Company paid $3.9 million in employee costs related to this restructuring. The remaining $4.3 million balance is expected to be paid in 2012.

In 2011, the Company recorded an additional charge of $1.3 million related to the closure of one of its facilities for which it had recorded a charge of $12.5 million in the fourth quarter of 2010. The charge consists of additional employee-related costs, primarily severance. In 2011, the Company paid $1.3 million in employee costs related to this facility closure. The remaining $0.1 million balance is expected to be paid in 2012.

During 2011, the Company paid the remaining $0.2 million of tenancy and other costs related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition.

2010

During 2010, the Company paid $0.7 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition.

In the fourth quarter of 2010, the Company recorded a $12.5 million charge related to the closure of one of its facilities. The charge consists of restructuring expenses of $0.4 million for employee-related costs, including severance for 66 employees, and additional non-cash pensions and other post-retirement benefits costs totaling $12.1 million. Included in the non-cash pension charge is a pension curtailment loss of $2.0 million. In the fourth quarter of 2010, the Company paid $0.3 million in employee costs related to this facility closure.

2009

During 2009, the Company paid $6.4 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. The Company also recorded a $0.3 million reduction to the exit plan liability primarily due to lower property taxes on closed facilities than estimated in the initial restructuring plan.

Other Charges

In the fourth quarter of 2010, the Company also recorded a charge of $1.5 million for costs related to the retirement of its former Chief Executive Officer, which is recorded within the “Restructuring and other charges” line of the consolidated statement of operations.

Note 8: Long-Term Debt / Related Party Notes Receivable

Long-term debt consisted of the following at December 31, 2011 and 2010:

	(In millions)	(In millions)
	At December 31,
	2011	2010
	(In millions)
Ryerson Credit Facility	$—	$—
Related Party Long-term Debt	288.4	—

Total long-term debt	$288.4	$—

Related party notes receivables consisted of the following at December 31:

	(In millions)	(In millions)
	At December 31,
	2011	2010
	(In millions)
Related party note receivable	$37.5	$35.0
Related party long-term notes receivable	—	82.3

Total notes receivable	$37.5	$117.3

Ryerson Credit Facility

On March 14, 2011, Ryerson, together with certain affiliates including JT Ryerson, amended and restated its $1.35 billion revolving credit facility agreement (as amended, the “Ryerson Credit Facility”) which extends the maturity date to the earliest of (a) March 14, 2016, (b) the date that occurs 90 days prior to the scheduled maturity date of the Floating Rate Senior Secured Notes due November 1, 2014 (“2014 Notes”), if the 2014 Notes are then outstanding and (c) the date that occurs 90 days prior to the scheduled maturity date of the 12% Senior Secured Notes due November 1, 2015 (“2015 Notes”) (together, with the 2014 Notes, the “Ryerson Notes”), if the 2015 Notes are then outstanding. The total $1.35 billion revolving credit facility has an allocation of $1.215 billion to Ryerson’s affiliates in the United States and an allocation of $135 million to Ryerson Canada.

Borrowings under the Ryerson Credit Facility to support U.S. operations are made by Ryerson. Ryerson provides related party loans as needed by the Company. Ryerson Canada borrows directly under the Ryerson Credit Facility as needed. At December 31, 2011, Ryerson had $520.0 million of outstanding borrowings, $22 million of letters of credit issued and $274 million available under the $1.35 billion Ryerson Credit Facility compared to $457.3 million of outstanding borrowings, $24 million of letters of credit issued and $317 million available at December 31, 2010. Total credit availability is limited by the amount of eligible accounts receivable and inventory pledged as collateral under the agreement insofar as the Company is subject to a borrowing base comprised of the aggregate of these two amounts, less applicable reserves. Eligible accounts receivable, at any date of determination, are comprised of the aggregate value of all accounts directly created by a borrower in the ordinary course of business arising out of the sale of goods or the rendition of services, each of which has been invoiced, with such receivables adjusted to exclude various ineligible accounts, including, among other things, those to which a borrower does not have sole and absolute title and accounts arising out of a sale to an employee, officer, director, or affiliate of the borrower. The weighted average interest rate on the borrowings under the Ryerson Credit Facility was 2.4 percent and 2.1 percent at December 31, 2011 and 2010, respectively.

Amounts outstanding under the Ryerson Credit Facility bear interest at a rate determined by reference to the base rate (Bank of America’s prime rate) or a LIBOR rate or, for the Company’s Canadian subsidiary which is a borrower, a rate determined by reference to the Canadian base rate (Bank of America-Canada Branch’s “Base Rate” for loans in U.S. Dollars in Canada) or the BA rate (average annual rate applicable to Canadian Dollar bankers’ acceptances) or a LIBOR rate and the

Canadian prime rate (Bank of America-Canada Branch’s “Prime Rate.”). The spread over the base rate and Canadian prime rate is between 0.75% and 1.50% and the spread over the LIBOR and for the bankers’ acceptances is between 1.75% and 2.50%, depending on the amount available to be borrowed. Overdue amounts and all amounts owed during the existence of a default bear interest at 2% above the rate otherwise applicable thereto. The Company also pays commitment fees on amounts not borrowed at a rate between 0.375% and 0.50% depending on the average borrowings as a percentage of the total $1.35 billion agreement during a rolling three month period.

Borrowings under the Ryerson Credit Facility are secured by first-priority liens on all of the inventory, accounts receivable, lockbox accounts and related assets of Ryerson, subsidiary borrowers and certain other U.S. subsidiaries of Ryerson that act as guarantors.

The Ryerson Credit Facility contains covenants that, among other things, restrict Ryerson with respect to the incurrence of debt, the creation of liens, transactions with affiliates, mergers and consolidations, sales of assets and acquisitions. The Ryerson Credit Facility also requires that, if availability under such facility declines to a certain level, Ryerson maintain a minimum fixed charge coverage ratio as of the end of each fiscal quarter.

The Ryerson Credit Facility contains events of default with respect to, among other things, default in the payment of principal when due or the payment of interest, fees and other amounts after a specified grace period, material misrepresentations, failure to perform certain specified covenants, certain bankruptcy events, the invalidity of certain security agreements or guarantees, material judgments and the occurrence of a change of control of Ryerson Holding. If such an event of default occurs, the lenders under the Ryerson Credit Facility will be entitled to various remedies, including acceleration of amounts outstanding under the Ryerson Credit Facility and all other actions permitted to be taken by secured creditors.

The lenders under the Ryerson Credit Facility have the ability to reject a borrowing request if there has occurred any event, circumstance or development that has had or could reasonably be expected to have a material adverse effect on Ryerson. If Ryerson or any significant subsidiaries of the other borrowers becomes insolvent or commences bankruptcy proceedings, all amounts borrowed under the Ryerson Credit Facility will become immediately due and payable.

$150 Million 8   1/4% Senior Notes due 2011

On December 15, 2011, the maturity date for our 8 1/4% Senior Notes due 2011, all outstanding 2011 Notes were paid in full and cancelled. A subsidiary of the Company was a guarantor of the 2011 Notes.

Related Party Notes

The Company has long-term related party borrowings from a subsidiary of Ryerson. The original loan amounts totaled $893 million. At December 31, 2011, the related party notes (“Notes”) balance outstanding was $639.3 million. The outstanding Notes balance at December 31, 2011 consisted of $369.3 million of variable interest rate Notes and $270.0 million of 12.5% Notes as compared to $392.2 million of variable interest rate Notes and $270.0 million of 12.5% Notes at December 31, 2010. The variable rate Notes bear interest at a rate, reset quarterly, of LIBOR plus 2.0% per annum. The variable rate Notes had an interest rate of 2.24% and 2.26% at December 31, 2011 and 2010, respectively. The variable rate Notes are due in 2025, the $160 million 12.5% Notes are due in 2014, and the $110 million 12.5% Notes are due in 2015.

Borrowings on the Ryerson Credit Facility to fund U.S. operations are initiated by Ryerson. The Company has a long-term related party borrowing arrangement with Ryerson to provide funds as necessary. In addition, if the Company has excess funds, the money is transferred to Ryerson, offsetting the aforementioned indebtedness amounts. Interest is charged based on the current Prime rate. At December 31, 2011 and 2010, excess funds transferred to Ryerson reflected a receivable to the Company of $350.9 million and $744.5 million, respectively. These amounts are netted with the long-term related party notes balances discussed above based on the right of offset. As a result, at December 31, 2011, the Company has a net long-term notes payable balance of $288.4 million and at December 31, 2010, the Company has a net long-term notes receivable balance of $82.3 million.

The Company loaned a subsidiary of Ryerson $35.0 million on July 8, 2010 with a repayment date of December 30, 2011. Interest income accrued on a straight-line basis at a rate of 8.0% per annum. The Company received $25 million as a repayment of the loan on December 30, 2011 and a new loan was made for $25 million with an interest rate of 2.53% per annum. The Company amended the remaining $10 million loan with an interest rate of 2.53% per annum. Both loans are payable on demand. The related party note receivable balance also includes $2.5 million of Canadian withholding taxes that were paid by the Company, but are reimbursable from the Ryerson subsidiary that holds the loan. A subsidiary of Ryerson paid $4.2 million of interest on the loan to the Company in 2011. Ryerson Holding has guaranteed the $25 million and $10 million loans.

Note 9: Employee Benefits

The Company accounts for its pension and postretirement plans in accordance with FASB ASC 715, “Compensation – Retirement Benefits” (“ASC 715”). In addition to requirements for an employer to recognize in its consolidated balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status and to recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur, ASC 715 requires an employer to measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year.

Prior to January 1, 1998, the Company’s non-contributory defined benefit pension plan covered certain employees, retirees and their beneficiaries. Benefits provided to participants of the plan were based on pay and years of service for salaried employees and years of service and a fixed rate or a rate determined by job grade for all wage employees, including employees under collective bargaining agreements.

Effective January 1, 1998, the Company froze the benefits accrued under its defined benefit pension plan for certain salaried employees and instituted a defined contribution plan. Effective March 31, 2000, benefits for certain salaried employees of J. M. Tull Metals Company and AFCO Metals, subsidiaries that were merged into JT Ryerson, were similarly frozen, with the employees becoming participants in the Company’s defined contribution plan. Salaried employees who vested in their benefits accrued under the defined benefit plan at December 31, 1997 and March 31, 2000, are entitled to those benefits upon retirement. For the years ended December 31, 2011, 2010 and 2009, expense recognized for its defined contribution plans was $7.0 million, $8.6 million and $4.2 million, respectively. The Company temporarily froze company matching 401(k) contributions beginning in February 2009 through January 22, 2010, resulting in the decrease in expense in 2009 as compared to 2011 and 2010. Effective January 22, 2010, the Company resumed matching 401(k) contributions.

In February and December 2009, the Company amended the terms of two of our Canadian post-retirement medical and life insurance plans which effectively eliminated benefits to a group of employees unless these individuals agreed to retire by October 1, 2010. These actions meet the definition of a curtailment under FASB ASC 715-30-15 and resulted in a curtailment gain of $2.0 million for the year ended December 31, 2009.

In the fourth quarter of 2010, the Company announced the closure of one of its facilities, which significantly reduced the expected years of future service of active accruing participants in the Company’s defined benefit pension plan. As a result, the Company recorded a pension curtailment loss of $2.0 million in 2010.

The Company has other deferred employee benefit plans, including supplemental pension plans, the liability for which totaled $16.0 million and $16.1 million at December 31, 2011 and 2010, respectively.

Summary of Assumptions and Activity

The tables included below provide reconciliations of benefit obligations and fair value of plan assets of the Company plans as well as the funded status and components of net periodic benefit costs for each period related to each plan. The Company uses a December 31 measurement date to determine the pension and other postretirement benefit information. For the year 2010, the Company had an additional measurement date of November 18 for our U.S. pension plan due to the announced closure of one of its facilities as discussed above. The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Pension Benefits for U.S. plans were as follows:

	Year Ended December 31, 2011	November 18 to December 31, 2010	January 1 to November 17, 2010	Year Ended December 31, 2009
Discount rate for calculating obligations	4.90%	5.35%	N/A	5.80%
Discount rate for calculating net periodic benefit cost	5.35	5.40	5.80%	6.30
Expected rate of return on plan assets	8.75	8.75	8.75	8.75
Rate of compensation increase	3.00	3.00	4.00	4.00

The expected rate of return on U.S. plan assets is 8.75% for 2012.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Other Postretirement Benefits, primarily health care, for U.S. plans were as follows:

	Year Ended December 31,
	2011	2010	2009
Discount rate for calculating obligations	4.60%	5.25%	5.70%
Discount rate for calculating net periodic benefit cost	5.25	5.70	6.30
Rate of compensation increase – benefit obligations	3.00	3.00	4.00
Rate of compensation increase – net periodic benefit cost	3.00	4.00	4.00

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Pension Benefits for Canadian plans were as follows:

	Year Ended December 31,
	2011	2010	2009
Discount rate for calculating obligations	4.75%	5.25%	5.75%
Discount rate for calculating net periodic benefit cost	5.25	5.75	7.50
Expected rate of return on plan assets	7.00	7.00	7.00
Rate of compensation increase	3.50	3.50	3.50

The expected rate of return on Canadian plan assets is 6.50% for 2012.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Other Postretirement Benefits, primarily healthcare, for Canadian plans were as follows:

	Year Ended December 31,
	2011	2010	2009
Discount rate for calculating obligations	4.80%	5.25%	5.75%
Discount rate for calculating net periodic benefit cost	5.25	5.75	7.50
Rate of compensation increase	3.50	3.50	3.50

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2011	2010	2011	2010
	(In millions)
Change in Benefit Obligation
Benefit obligation at beginning of year	$815	$769	$176	$174
Service cost	3	3	1	1
Interest cost	42	43	8	10
Plan amendments	—	—	(1)	—
Actuarial (gain) loss	47	37	(29)	(1)
Special termination benefits	1	7	1	3
Curtailment loss	—	2	—	—
Effect of changes in exchange rates	(1)	3	—	1
Benefits paid (net of participant contributions and Medicare subsidy)	(51)	(49)	(13)	(12)

Benefit obligation at end of year	$856	$815	$143	$176

Accumulated benefit obligation at end of year	$852	$810	N/A	N/A

Change in Plan Assets
Plan assets at fair value at beginning of year	$509	$446	$—	$—
Actual return (loss) on plan assets	(4)	63	—	—
Employer contributions	44	47	15	14
Effect of changes in exchange rates	(1)	2	—	—
Benefits paid (net of participant contributions)	(51)	(49)	(15)	(14)

Plan assets at fair value at end of year	$497	$509	$—	$—

Reconciliation of Amount Recognized
Funded status	$(359)	$(306)	$(143)	$(176)

Amounts recognized in balance sheet consist of:
Current liabilities	$—	$—	$(14)	$(15)
Non-current liabilities	(359)	(306)	(129)	(161)

Net benefit liability at the end of the year	$(359)	$(306)	$(143)	$(176)

Canadian benefit obligations represented $55 million of the Company’s total Pension Benefits obligations at December 31, 2011 and 2010. Canadian plan assets represented $46 million and $51 million of the Company’s total plan assets at fair value at December 31, 2011 and 2010, respectively. In addition, Canadian benefit obligations represented $18 million and $17 million of the Company’s total Other Benefits obligation at December 31, 2011 and 2010, respectively.

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2011 and 2010 consist of the following:

	At December 31,
	Pension Benefits		Other Benefits
	2011	2010	2011	2010
	(In millions)
Amounts recognized in accumulated other comprehensive income (loss), pre–tax, consists of
Net actuarial (gain) loss	$355	$264	$(87)	$(63)
Prior service cost (credit)	2	2	(1)	—

Total	$357	$266	$(88)	$(63)

Net actuarial losses of $10.8 million and prior service costs of $0.2 million for pension benefits and net actuarial gains of $7.8 million and prior service cost credits of $0.1 million for other postretirement benefits are expected to be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year.

Amounts recognized in other comprehensive income (loss) for the years ended December 31, 2011 and 2010 consist of the following:

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2011	2010	2011	2010
	(In millions)
Amounts recognized in other comprehensive income (loss), pre–tax, consists of
Net actuarial loss (gain)	$98	$21	$(29)	$(1)
Amortization of net actuarial loss (gain)	(6)	(6)	5	5
Prior service cost (credit)	—	—	(1)	—

Total recognized in other comprehensive income (loss)	$92	$15	$(25)	$4

For measurement purposes for U.S. plans at December 31, 2011, the annual rate of increase in the per capita cost of covered health care benefits was 8.0 percent for all participants, grading down to 5 percent in 2017, the level at which it is expected to remain. For measurement purposes for U.S. plans at December 31, 2010, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for all participants, grading down to 5 percent in 2017, the level at which it is expected to remain. For measurement purposes for U.S. plans at December 31, 2009, the annual rate of increase in the per capita cost of covered health care benefits was 9 percent for all participants, grading down to 5 percent in 2017, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2011, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 5 percent in 2023, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2010, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 5 percent in 2023, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2009, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 5 percent in 2023, the level at which it is expected to remain.

The components of the Company’s net periodic benefit cost for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Year Ended December 31,
	Pension Benefits			Other Benefits
	2011	2010	2009	2011	2010	2009
	(In millions)
Components of net periodic benefit cost
Service cost	$3	$3	$2	$1	$1	$2
Interest cost	42	43	45	8	10	12
Expected return on assets	(47)	(46)	(49)	—	—	—
Recognized actuarial loss (gain)	6	6	—	(4)	(4)	(3)
Special termination benefits	1	7	—	1	3	—
Curtailment loss (gain)	—	2	—	—	—	(2)

Net periodic benefit cost (credit)	$5	$15	$(2)	$6	$10	$9

The assumed health care cost trend rate has an effect on the amounts reported for the health care plans. For purposes of determining net periodic benefit cost for U.S plans, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for all participants for the year ended December 31, 2011, grading down to 5 percent in 2017. For purposes of determining net periodic benefit cost for Canadian plans, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent for the year ended December 31, 2011, grading down to 5 percent in 2023. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1% increase	1% decrease
	(In millions)
Effect on service cost plus interest cost	$0.6	$(0.5)
Effect on postretirement benefit obligation	5.7	(4.6)

Pension Trust Assets

The expected long-term rate of return on pension trust assets is 6.50% to 8.75% based on the historical investment returns of the trust, the forecasted returns of the asset classes and a survey of comparable pension plan sponsors.

The Company’s pension trust weighted-average asset allocations at December 31, 2011 and 2010, by asset category are as follows:

	Trust Assets at December 31,
	2011	2010
Equity securities	62%	63%
Debt securities	22	27
Real Estate	3	1
Other	13	9

Total	100.0%	100.0%

The Board of Directors of Ryerson has general supervisory authority over the Pension Trust Fund and approves the investment policies and plan asset target allocation. An internal management committee provides on-going oversight of plan assets in accordance with the approved policies and asset allocation ranges and has the authority to appoint and dismiss investment managers. The investment policy objectives are to maximize long-term return from a diversified pool of assets while minimizing the risk of large losses, and to maintain adequate liquidity to permit timely payment of all benefits. The policies include diversification requirements and restrictions on concentration in any one single issuer or asset class. The currently approved asset investment classes are cash; fixed income; domestic equities; international equities; real estate; private equities and hedge funds of funds. Company management allocates the plan assets among the approved investment classes and provides appropriate directions to the investment managers pursuant to such allocations. The approved target ranges and allocations as of the December 31, 2011 and 2010 measurement dates were as follows:

	Range	Target
Equity securities	35-85%	74%
Debt securities	10-30	12
Real Estate	0-10	9
Other	0-10	5

Total		100%

The Company switched investment manager firms during 2011 which resulted in a change in the types of pension assets at December 31, 2011 compared to December 31, 2010.

The fair value of Ryerson’s pension plan assets at December 31, 2011 by asset category are as follows. See Note 17 for the definitions of Level 1, 2, and 3 fair value measurements.

	Fair Value Measurements at December 31, 2011
Asset Category	Total	Level 1	Level 2	Level 3
	(In millions)
Cash	$31.6	$31.6	$—	$—
Equity securities:
US large cap	138.9	—	138.9	—
US small/mid cap	44.3	42.7	1.6	—
Canadian large cap	12.0	12.0	—	—
Canadian small cap	1.0	1.0	—	—
Other international companies	112.0	108.2	3.8	—
Fixed income securities:
Investment grade debt	111.1	20.5	90.6	—
Other types of investments:
Multi-strategy funds	2.7	—	—	2.7
Private equity funds	28.3	—	—	28.3
Real estate	15.3	12.5	0.3	2.5

Total	$497.2	$228.5	$235.2	$33.5

The fair value of Ryerson’s pension plan assets at December 31, 2010 by asset category are as follows:

	Fair Value Measurements at December 31, 2010
Asset Category	Total	Level 1	Level 2	Level 3
	(In millions)
Cash	$10.4	$10.4	$—	$—
Equity securities:
US large cap	167.6	167.6	—	—
US small/mid cap	42.0	42.0	—	—
Canadian large cap	14.7	14.7	—	—
Canadian small cap	1.2	1.2	—	—
Other international companies	75.9	75.9	—	—
Emerging market companies	19.5	19.5	—	—
Fixed income securities:
U.S. Treasuries	19.0	19.0	—	—
Investment grade debt	60.3	60.3	—	—
Non-investment grade debt	25.0	25.0	—	—
Municipality / non-corporate debt	0.1	0.1	—	—
Emerging market debt	10.1	10.1	—	—
Asset backed debt	2.6	2.6	—	—
Agency non-mortgage debt	1.2	1.2	—	—
Agency mortgage debt	9.7	9.7	—	—
Mortgage-backed securities	7.6	7.6	—	—
Sub-prime securities	0.7	0.7	—	—
Other types of investments:
Multi-strategy funds	6.0	—	—	6.0
Private equity funds	31.5	—	—	31.5
Real estate	3.8	—	—	3.8

Total	$508.9	$467.6	$—	$41.3

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Multi- Strategy Hedge funds	Private Equity Funds	Real Estate	Total
	(In millions)
Beginning balance at January 1, 2009	$19.0	$29.1	$39.8	$87.9
Actual return on plan assets:
Relating to assets still held at the reporting date	0.2	0.7	(18.4)	(17.5)

Ending balance at December 31, 2009	$19.2	$29.8	$21.4	$70.4
Actual return on plan assets:
Relating to assets still held at the reporting date	0.2	2.4	0.7	3.3
Relating to assets sold during the period	0.7	0.9	3.7	5.3
Purchases, sales, and settlements	(14.1)	(1.6)	(22.0)	(37.7)

Ending balance at December 31, 2010	$6.0	$31.5	$3.8	$41.3
Actual return on plan assets:
Relating to assets still held at the reporting date	0.2	0.3	0.2	0.7
Relating to assets sold during the period	—	0.7	(0.2)	0.5
Purchases	—	1.4	—	1.4
Sales	(3.5)	(5.6)	(1.3)	(10.4)

Ending balance at December 31, 2011	$2.7	$28.3	$2.5	$33.5

Securities listed on one or more national securities exchanges are valued at their last reported sales price on the date of valuation. If no sale occurred on the valuation date, the security is valued at the mean of the last “bid” and “ask” prices on the valuation date.

Corporate and government bonds which are not listed or admitted to trading on any securities exchanges are valued at the average mean of the last bid and ask prices on the valuation date based on quotations supplied by recognized quotation services or by reputable broker dealers.

The non-publicly traded securities, other securities or instruments for which reliable market quotations are not available are valued at each investment manager’s discretion. Valuations will depend on facts and circumstances known as of the valuation date and application of certain valuation methods.

Contributions

The Company contributed $43.9 million, $46.6 million and $7.5 million for the years ended December 31, 2011, 2010 and 2009, respectively, to improve the funded status of the plans. The Company anticipates that it will have a minimum required pension contribution funding of approximately $51 million in 2012.

Estimated Future Benefit Payments

	Pension Benefits	Other Benefits
	(In millions)
2012	$54.7	$14.4
2013	55.3	14.3
2014	55.7	13.0
2015	56.3	12.4
2016	56.9	11.9
2017-2021	290.3	50.0

Multiemployer Pension and Other Postretirement Plans

Ryerson participates in two multiemployer pension plans covering 80 employees at 5 locations. Total contributions to the plans were $0.4 million, $0.4 million and $0.5 million for the years ended December 31, 2011, 2010, and 2009, respectively. Ryerson’s contributions represent less than 5% of the total contributions to the plans. Ryerson maintains positive employee relations at all locations. The Company’s participation in these plans is not material to our financial statements.

Note 10: Commitments and Contingencies

Guarantees

JT Ryerson and certain of its subsidiaries are contingently liable, as a guarantor, for the obligations of certain indebtedness of Ryerson. At December 31, 2011, the maximum potential amount of future payments under the guarantees was approximately $471.6 million. The Company has pledged as collateral on a senior secured basis the capital stock or other equity interests of each directly owned domestic subsidiary and 65% of the capital stock or other equity interests of each directly owned foreign subsidiary in connection with Ryerson debt outstanding at December 31, 2011. The Company has pledged as collateral on a second-priority basis by a lien the assets that secure Ryerson obligations under the revolving Ryerson Credit Facility.

Lease Obligations & Other

The Company leases buildings and equipment under noncancelable operating leases expiring in various years through 2025. Future minimum rental commitments are estimated to total $117.1 million, including approximately $21.7 million in 2012, $18.1 million in 2013, $15.3 million in 2014, $13.2 million in 2015, $11.2 million in 2016 and $37.6 million thereafter.

Rental expense under operating leases totaled $28.9 million, $24.9 million and $24.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

To fulfill contractual requirements for certain customers in 2011, the Company has entered into certain fixed-price noncancellable contractual obligations. These purchase obligations which will all be paid in 2012 aggregated to $56.1 million at December 31, 2011.

Concentrations of Various Risks

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, derivative instruments, notes receivable, accounts payable, and notes payable. In the case of cash, accounts receivable, notes receivable and accounts payable, the carrying amount on the balance sheet approximates the fair values due to the short-term nature of these instruments. The derivative instruments are marked to market each period. Based on borrowing rates available to the Company for loans with similar terms, the carrying value of notes payable approximates the fair values.

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of derivative financial instruments and trade accounts receivable. Our derivative financial instruments are contracts placed with major financial institutions. Credit is generally extended to customers based upon an evaluation of each customer’s financial condition, with terms consistent in the industry and no collateral required. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across geographic areas.

The Company has signed supply agreements with certain vendors which may obligate the Company to make cash deposits based on the spot price of aluminum at the end of each month. These cash deposits offset amounts payable to the vendor when inventory is received. We made no cash deposits for the year ended December 31, 2011. We have an exposure of $2.6 million at December 31, 2011.

Approximately 19% of our total labor force is covered by collective bargaining agreements. There are collective bargaining agreements that will expire in fiscal 2012, which cover approximately 8% of our total labor force. We believe that our overall relationship with our employees is good.

Litigation

From time to time, we are named as a defendant in legal actions incidental to our ordinary course of business. We do not believe that the resolution of these claims will have a material adverse effect on our financial position, results of operations or cash flows. We maintain liability insurance coverage to assist in protecting our assets from losses arising from or related to activities associated with business operations.

In October 2011, the United States Environmental Protection Agency named us as one of more than 100 businesses that may be a potentially responsible party for the Portland Harbor Superfund Site (“Portland Harbor”). We do not currently have sufficient information available to us to determine the total cost of any required investigation or remediation of the Portland Harbor site. Management cannot predict the ultimate outcome of this matter or estimate a range of potential loss at this time.

On April 22, 2002, Champagne Metals, an Oklahoma metals service center that processes and sells aluminum products, sued us and six other metals service centers in the United States District Court for the Western District of Oklahoma. Champagne Metals alleged a conspiracy among the defendants to induce or coerce aluminum suppliers to refuse to designate it as a distributor in violation of federal and state antitrust laws and tortious interference with business and contractual relations. The complaint sought damages with the exact amount to be determined at trial. Champagne Metals also sought treble damages on its antitrust claims and sought punitive damages in addition to actual damages on its other claim. On May 12, 2009, the parties resolved all matters by agreement. Under the terms of this agreement we made a cash payment of $2.6 million to Champagne Metals. On June 12, 2009 the matter was dismissed with prejudice.

There are various claims and pending actions against the Company. The amount of liability, if any, for those claims and actions at December 31, 2011 is not determinable but, in the opinion of management, such liability, if any, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Note 11: Stockholders’ Equity

JT Ryerson is a wholly-owned subsidiary of Ryerson. On December 31, 2010, management approved a 166 2/3 for 1.00 split of the Company’s common stock. The consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 give retroactive effect to the stock split. As of December 31, 2011 and 2010, the Company had 698 shares of common stock issued and outstanding with no par value. The common stock of the Company does not contain any conversion or unusual voting rights.

Note 12: Comprehensive Income

The following sets forth the components of comprehensive income:

	(In millions)	(In millions)	(In millions)
	Year Ended December 31,
	2011	2010	2009
	(In millions)
Net income (loss)	$56.0	$(5.7)	$(31.2)
Other comprehensive income (loss):
Foreign currency translation adjustments	(3.4)	8.9	28.7
Changes in unrecognized benefit costs, net of tax benefit of $22.3 in 2011, tax benefit of $7.1 in 2010 and tax benefit of $7.7 in 2009	(44.3)	(12.0)	(11.1)

Total comprehensive loss	8.3	(8.8)	(13.6)
Less: Comprehensive income (loss) attributable to noncontrolling interest	0.8	2.0	3.3

Comprehensive loss attributable to Joseph T. Ryerson & Son, Inc.	$7.5	$(10.8)	$(16.9)

Note 13: Related Party

In addition to the related party long-term debt discussed in Note 8, the Company has a $270.4 million related party receivable and a $106.5 million related party payable outstanding at December 31, 2011 and 2010, respectively. The amounts outstanding primarily are related to general services and federal income taxes payable to Ryerson.

Note 14: Sales by Product

The Company derives substantially all of its sales from the distribution of metals. The following table shows the Company’s percentage of sales by major product line:

	2011	2011	2011
	Year Ended December 31,
Product Line	2011	2010	2009
	(Percentage of Sales)
Carbon Steel Flat	24%	26%	26%
Carbon Steel Plate	11	8	6
Carbon Steel Long	11	9	9
Stainless Steel Flat	19	22	20
Stainless Steel Plate	4	5	4
Stainless Steel Long	4	4	3
Aluminum Flat	15	15	15
Aluminum Plate	4	3	4
Aluminum Long	4	4	4
Other	4	4	9

Total	100%	100%	100%

No customer accounted for more than 5 percent of Company sales for the years ended December 31, 2011, 2010 and 2009. A significant majority of the Company’s sales are attributable to its U.S. operations and a significant majority of its long-lived assets are located in the United States. The only operations attributed to a foreign country relate to the Company’s subsidiaries in Canada, which comprised 10 percent of the Company’s sales during the years ended December 31, 2011, 2010 and 2009; Canadian assets were 11 percent of consolidated assets at December 31, 2011 and 2010.

Note 15: Equity Investment

Automated Laser Fabrication Co., LLC. In 2011, the Company invested $0.8 million in Automated Laser Fabrication Co., LLC (“ALF”) for a 38 percent equity interest. ALF is a steel processing company located in Streetsboro, Ohio. The Company accounts for this investment under the equity method of accounting. The Company’s investment in this joint venture is not considered material to the Company’s consolidated financial position or results of operations.

Note 16: Compensation Plan

Participation Plan

In 2009, Ryerson Holding adopted the 2009 Participation Plan (as amended and restated, the “Plan”). The purpose of the Plan is to provide incentive compensation to key employees of the Company by granting performance units. The value of the performance units is related to the appreciation in the value of the Company from and after the date of grant and the performance units vest over a period specified in the applicable award agreement, which typically vest over 44 months. The Plan may be altered, amended or terminated by the Company at any time. All performance units will terminate upon termination of the Plan or expiration on February 15, 2014. Participants in the Plan may be entitled to receive compensation for their vested units if certain performance-based “qualifying events” occur during the participant’s employment with the Company or during a short period following the participant’s death.

There are two “qualifying events” defined in the Plan: (1) A “qualifying sale event” in which there is a sale of some or all of the stock of Ryerson Holding then held by Ryerson Holding’s principal stockholders and (2) A “qualifying distribution” in which Ryerson Holding pays a cash dividend to its principal stockholders. Upon the occurrence of a Qualifying Event, participants with vested units may receive an amount equal to the difference between: (i) the value (as defined by the Plan) of the units on the date of the qualifying event, and (ii) the value of the units assigned on the date of grant. No amounts are due to participants until the total cash dividends and net proceeds from the sale of common stock to Ryerson Holding’s principal stockholder exceeds $875 million. Upon termination, with or without cause, units are forfeited, except in the case of death, as described in the Plan. As of December 31, 2011, 87,500,000 units have been authorized and granted, 32,812,500 units have been forfeited and 54,687,500 units have vested as of the date hereof. The Company is accounting for this Plan in accordance with FASB ASC 718, “Compensation – Stock Compensation” (“ASC 718”). Since the occurrence of future “qualifying events” is not determinable or estimable, no liability or expense has been recognized to date. The fair value of the performance units are based upon cash dividends to and net proceeds from sales of common stock of Ryerson Holding by its principal stockholders through the end of each period that have occurred or are probable. The fair value of the performance units on their grant date in 2009 and at December 31, 2011 and 2010, which included cash dividends of $213.8 million paid in 2010 and $56.5 million paid in 2009, was zero.

Note 17: Derivatives and Fair Value Measurements

Derivatives

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk, foreign currency risk, and commodity price risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s floating-rate borrowings. We use foreign currency exchange contracts to hedge our Canadian subsidiaries’ variability in cash flows from the forecasted payment of currencies other than the functional currency. From time to time, we may enter into fixed price sales contracts with our customers for certain of our inventory components. We may enter into metal commodity futures and options contracts periodically to reduce volatility in the price of metals. We may also enter into natural gas price swaps to manage the price risk of forecasted purchases of natural gas. The Company currently does not account for its derivative contracts as hedges but rather marks them to market with a corresponding offset to current earnings. The Company regularly reviews the creditworthiness of its derivative counterparties and does not expect to incur a significant loss from the failure of any counterparties to perform under any agreements.

The following table summarizes the location and fair value amount of our derivative instruments reported in our consolidated balance sheet as of December 31, 2011 and 2010:

	Asset Derivatives				Liability Derivatives
	December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In millions)
Derivatives not designated as hedging instruments under ASC 815

Interest rate contracts	N/A	N/A	N/A	N/A	N/A	N/A	Other accrued liabilities	$0.8

Foreign exchange contracts	N/A	N/A	N/A	N/A	Other accrued liabilities	0.1	Other accrued liabilities	0.3

Commodity contracts	Prepaid expenses and other current assets	$0.1	Prepaid expenses and other current assets	$0.7	Other accrued liabilities	1.0	Other accrued liabilities	0.1

Total derivatives		$0.1		$0.7		$1.1		$1.2

The Company’s interest rate forward contract had a notional amount of $100 million as of December 31, 2010. The interest rate forward contract expired in July 2011. As of December 31, 2011 and 2010, the Company’s foreign currency exchange contracts had a U.S. dollar notional amount of $4.9 million and $7.1 million, respectively. As of December 31, 2011 and 2010, the Company had 276 tons and 1,345 tons, respectively, of nickel futures or option contracts related to forecasted purchases. The Company entered into a natural gas price swap during 2010, which had a notional amount of 225,000 million British thermal units (“mmbtu”) as of December 31, 2010. The natural gas contract expired in March 2011. As of December 31, 2011 and 2010, the Company had 5,780 tons and 2,325 tons, respectively, of hot roll steel coil option contracts related to forecasted purchases. The Company has aluminum price swaps related to forecasted purchases, which had a notional amount of 1,210 tons and 64 tons as of December 31, 2011 and 2010, respectively.

The following table summarizes the location and amount of gains and losses reported in our consolidated statement of operations for the years ended December 31, 2011, 2010 and 2009:

		Amount of Gain/(Loss) Recognized in Income on Derivatives
		Year Ended December 31,
Derivatives not designated as hedging instruments under ASC 815	Location of Gain/(Loss) Recognized in Income on Derivative	2011	2010	2009
		(In millions)
Interest rate contracts	Interest and other expense on debt	$—	$(1.1)	$(1.8)
Foreign exchange contracts	Other income and (expense), net	0.2	(0.3)	(0.3)
Commodity contracts	Cost of materials sold	(1.9)	(0.3)	3.5
Natural gas commodity contracts	Warehousing, delivery, selling, general and administrative	(0.1)	(0.1)	—

Total		$(1.8)	$(1.8)	$1.4

Fair Value Measurements

As permitted by ASC 820-10-65-1, the Company adopted the nonrecurring fair value measurement disclosures for nonfinancial assets and liabilities. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

1.	Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date.

2.	Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

3.	Level 3—unobservable inputs, such as internally-developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2011:

	(In millions)	(In millions)	(In millions)
	At December 31, 2011
	Level 1	Level 2	Level 3
	(In millions)
Assets
Cash equivalents:
Commercial paper	$13.1	$—	$—

Mark-to-market derivatives:
Commodity contracts	$—	$0.1	$—

Liabilities
Mark-to-market derivatives:
Foreign exchange contracts	—	0.1	—
Commodity contracts	—	1.0	—

Total liability derivatives	$—	$1.1	$—

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2010:

	(In millions)	(In millions)	(In millions)
	At December 31, 2010
	Level 1	Level 2	Level 3
	(In millions)
Assets
Cash equivalents:
Commercial paper	$18.1	$—	$—

Mark-to-market derivatives:
Commodity contracts	$—	$0.7	$—

Liabilities
Mark-to-market derivatives:
Interest rate contracts	$—	$0.8	$—
Foreign exchange contracts	—	0.3	—
Commodity contracts	—	0.1	—

Total liability derivatives	$—	$1.2	$—

The fair value of each derivative contract is determined using Level 2 inputs and the market approach valuation technique, as described in ASC 820. The Company has various commodity derivatives to lock in nickel prices for varying time periods. The fair value of these derivatives is determined based on the spot price each individual contract was purchased at and compared with the one-month daily average actual spot price on the London Metals Exchange for nickel on the valuation date. The Company also has commodity derivatives to lock in hot roll coil and aluminum prices for varying time periods. The fair value of these derivatives is determined based on the spot price each individual contract was purchased at and compared with the one-month daily average actual spot price on the New York Mercantile Exchange for the commodity on the valuation date. The Company also had an interest rate swap to fix a portion of the Company’s interest payments on its debt obligations prior to its expiration on July 15, 2011. The interest rate swap had a notional amount of $100 million and fixed a portion of our interest payments at an interest rate of 1.59%. The interest rate swap was valued using estimated future one-month LIBOR interest rates as compared to the fixed interest rate of 1.59%. In addition, the Company has numerous foreign exchange contracts to hedge our Canadian subsidiaries’ variability in cash flows from the forecasted payment of currencies other than the functional currency, the Canadian dollar. The Company defines the fair value of foreign exchange contracts as the amount of the difference between the contracted and current market value at the end of the period. The Company estimates the current market value of foreign exchange contracts by obtaining month-end market quotes of foreign exchange rates and forward rates for contracts with similar terms. The Company uses the exchange rates provided by Reuters. Each contract term varies in the number of months, but on average is between 3 to 12 months in length.

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a non-recurring basis and their level within the fair value hierarchy as of December 31, 2011:

	(In millions)	(In millions)	(In millions)
	At December 31, 2011
	Level 1	Level 2	Level 3
	(In millions)
Assets
Other current assets – assets held for sale (Note 5)	$—	$10.0	$—

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a non-recurring basis and their level within the fair value hierarchy as of December 31, 2010:

	(In millions)	(In millions)	(In millions)
	At December 31, 2010
	Level 1	Level 2	Level 3
	(In millions)
Assets
Other current assets – assets held for sale (Note 5)	$—	$14.3	$—

The carrying and estimated fair values of the Company’s financial instruments at December 31, 2011 and 2010 were as follows:

	(In millions)	(In millions)	(In millions)	(In millions)
	At December 31, 2011		At December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
Cash and cash equivalents	$46.9	$46.9	$47.1	$47.1
Receivables less provision for allowances, claims and doubtful accounts	472.0	472.0	449.5	449.5
Related party notes receivable	37.5	37.5	117.3	117.3
Related party receivable	270.4	270.4	—	—
Accounts payable	221.3	221.3	255.5	255.5
Related party payable	—	—	106.5	106.5
Related party debt	288.4	288.4	—	—

The estimated fair value of the Company’s cash and cash equivalents, receivables less provision for allowances, claims and doubtful accounts, related party notes receivable, related party receivable, related party payable, related party debt, and accounts payable approximate their carrying amounts due to the short-term nature of these financial instruments.

Note 18: Income Taxes

The elements of the provision (benefit) for income taxes were as follows:

	Year Ended December 31,
	2011	2010	2009
	(In millions)
Income (loss) before income tax:
U.S.	$83.2	$13.3	$(29.6)
Foreign	10.8	1.8	(14.2)

	$94.0	$15.1	$(43.8)

Current income taxes:
Federal	$17.9	$(44.9)	$(2.4)
Foreign	2.6	0.4	(1.9)
State	1.0	(1.0)	1.5

	21.5	(45.5)	(2.8)
Deferred income taxes	16.5	66.3	(9.8)

Total tax provision (benefit)	$38.0	$20.8	$(12.6)

Income taxes differ from the amounts computed by applying the federal tax rate as follows:

	Year Ended December 31,
	2011	2010	2009
	(In millions)
Federal income tax expense (benefit) computed at statutory tax rate of 35%	$32.9	$5.3	$(15.3)
Additional taxes or credits from:
State and local income taxes, net of federal income tax effect	2.8	0.7	1.2
Domestic production activities	—	1.3	(1.3)
Other non-deductible expenses and non-taxable income	(1.0)	0.7	0.1
Canadian taxes	(0.8)	0.1	3.0
Change in law related to taxation of Medicare subsidy	—	5.2	—
Valuation allowance	2.6	7.5	—
All other, net	1.5	—	(0.3)

Total income tax provision (benefit)	$38.0	$20.8	$(12.6)

The components of the deferred income tax assets and liabilities arising under FASB ASC 740, “Income Taxes” (“ASC 740”) were as follows:

	At December 31,
	2011	2010
	(In millions)
Deferred tax assets:
Post-retirement benefits other than pensions	$54	$67
State net operating loss carryforwards	6	7
Pension liability	139	120
Other deductible temporary differences	16	17
Less: valuation allowances	(12)	(7)

	$203	$204

Deferred tax liabilities:
Fixed asset basis difference	116	117
Inventory basis difference	131	135
Other intangibles	19	1

	266	253

Net deferred tax liability	$(63)	$(49)

The Company’s financial statements recognize the current and deferred income tax consequences that result from the Company’s activities during the current and preceding periods pursuant to the provisions of ASC 740 as if the Company were a separate taxpayer rather than a member of the parent company’s consolidated income tax return group. Differences between the Company’s separate company income tax provision and cash flows attributable to income taxes pursuant to the provisions of the Company’s tax sharing arrangement with the parent company have been recognized as capital contributions from, or dividends to, the parent company. Current taxes payable are included in the related party payable line item in the Company’s balance sheet.

The Company had $6 million of deferred tax assets related to state net operating loss (“NOL”) carryforwards available at December 31, 2011. The NOL’s generally expire in 3 to 15 years.

In accordance with ASC 740, the Company assesses the realizability of its deferred tax assets. A valuation allowance must be established when, based upon the evaluation of all available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. In making this determination, we analyze, among other things, our recent history of earnings, cash flows and the nature and timing of future deductions and benefits represented by the deferred tax assets. As a result of a recent history of pre-tax losses incurred for purposes of those US state income tax jurisdictions where JT Ryerson files tax returns as a separate taxpayer, the Company determined that the realizability of deferred tax assets with respect to those states could no longer be supported during 2010. Accordingly, the Company recorded a non-cash charge of $7.5 million during 2010 as an increase in the valuation allowance against its deferred tax assets. The Company recorded a non-cash charge of $4.8 million to the income tax provision and a $2.2 million charge to other comprehensive income during 2011.

Earnings from the Company’s foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. Federal and state income taxes or foreign withholding tax has been made in our Consolidated Financial Statements. A distribution of these non-U.S. earnings in the form of dividends or otherwise would subject the Company to both U.S. Federal and state income taxes, as adjusted for tax credits and foreign withholding taxes. A determination of the amount of any unrecognized deferred income tax liability on the undistributed earnings is not practicable. At December 31, 2011 the Company had approximately $79.8 million of undistributed foreign earnings. The Company has not recognized any U.S. tax expense on these earnings since it intends to reinvest the earnings outside the U.S. for the foreseeable future.

The Company accounts for uncertain income tax positions in accordance with ASC 740. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized Tax Benefits
(In millions)
Unrecognized tax benefits balance at January 1, 2009	$4.3
Gross increases – tax positions in prior periods	0.1
Gross decreases – tax positions in prior periods	(0.2)

Unrecognized tax benefits balance at December 31, 2009	$4.2
Gross increases – tax positions in prior periods	0.4
Settlements	(0.2)

Unrecognized tax benefits balance at December 31, 2010	$4.4
Gross increases – tax positions in prior periods	0.6
Settlements	—

Unrecognized tax benefits balance at December 31, 2011	$5.0

Ryerson and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2009. Substantially all state and local income tax matters have been concluded through 2006. However, a change by a state in subsequent years would result in an insignificant change to the Company’s state tax liability. The Company has substantially concluded foreign income tax matters through 2006.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2011 and 2010, we had approximately $0.3 million of accrued interest related to uncertain tax positions. Total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $1.8 million and $0.8 million as of December 31, 2011 and 2010, respectively. Although a larger portion of the unrecognized tax benefit may affect the effective tax rate, currently, the benefit would be in the form of a deferred tax asset fully offset by a valuation allowance.